October 4, 2012 VIA EDGAR AND E-MAIL Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3561 Washington, DC 20549	TC PipeLines, LP tel 403.920.5415 fax 403.920.2467 web www.tcpipelineslp.com

Attention:  Mara L. Ransom

RE:         TC PipeLines, LP
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 1-35358

Dear Ms. Ransom:

On behalf of TC PipeLines, LP (the “Partnership”), we submit this letter in response to the Staff’s comment letter dated September 26, 2012 relating to the above-referenced filing.  To assist you in reviewing the responses of the Partnership, the Staff’s comments are set forth in bold typeface before each response.

Cover Page

1.	Our records show your file number changed to 1-35358 when you filed Form 8-A on November 21, 2011. Please revise the cover page to include the correct file number.

The Partnership will ensure that the correct file number is included on the cover page of future SEC filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

2.
We note your disclosure on page 53 that “Great Lakes earned $80.6 million of transportation revenues under these contracts [with TransCanada and its affiliates] in 2011 (2010 – $148.5 million; 2009 – $141.7 million).  This amount represents 32.2 percent of total revenues earned by Great Lakes in 2011 (2010 – 56.6 percent; 2009 – 48.9 percent)… The year over year differences come from a combination of capacity reduction of 27 percent and an increase in TransCanada's capacity release activity on its remaining contracts, which shifted revenues from those remaining contracts from the affiliates to other customers who took up the released capacity.”  Please explain why TransCanada reduced its capacity and whether you anticipate this will be a continuing trend.  Please also provide us with your proposed disclosure in this regard.  Please see Item 303(a)(1) and (a)(3) of Regulation S-K.

Mara L. Ransom
Securities and Exchange Commission
October 4, 2012

Response:
As a result of competing new pipeline infrastructure and the development of shale gas, particularly Marcellus shale in the Northeast U.S., long haul contracts on TransCanada’s Canadian Mainline pipeline have experienced a decline.   Consequently, TransCanada has reduced the amount of capacity it holds on the Great Lakes pipeline as it becomes unnecessary to meet its own contractual obligations.  As disclosed on page 36, TransCanada’s contracted capacity on Great Lakes will reduce to 100 Mdth/d beginning on November 1, 2012.

As disclosed in the Form 10-K, Great Lakes is experiencing a trend towards shorter term transportation contracts with its shippers, including TransCanada (p.36) due to prevailing market conditions and dynamic competitive factors in North America.  These factors are described on page 37 under “Factors That Impact Our Business” and include flat year-over-year demand and increased competition.  As further disclosed on page 38, Great Lakes’ ability to sell its current and future available capacity to TransCanada and to other shippers will depend on these factors going forward.  Accordingly, we believe that our current disclosure meets the requirements of Item 303(a)(1) and (a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 40

Overview, page 40

3.
We note your statement on page 40 that “reduction in long-term firm contracts underpinning revenues on Great Lakes beyond 2012 is consistent with the industry trend towards short-term contracting, and may result in lower or volatile revenues. Management cannot estimate the impact this will have on cash flows.”  We further note your statement on page 36 that TCPL, an affiliate of your sponsor and Great Lakes’ largest shipper, has reduced commitment volumes and your statement on page 14 that “[m]ore than half of Great Lakes' capacity is under contracts that expire in 2012 and 2013…Although Great Lakes has historically been fully contracted, Great Lakes currently has approximately 75 percent of its long-haul capacity contracted through to October 31, 2012” and your statement in your Form 10-Q filed on April 30, 2012 that Great Lakes presently is only 22% contracted at less than maximum rates at November 2012.  Please explain what, if any, course of action management is taking to address this reduction in long-term firm contracts and provide us with your proposed disclosure in this regard.  Please also explain what is driving this industry trend towards short-term contracts.  Your disclosure in the first full risk factor on page 21 is insufficient in this regard.  Please see Item 303(a)(1) of Regulation S-K.

Response:
Please see our response to Question 2 for a description of factors which are driving the trend towards shorter term contracts.  While the trend away from long-term contracts reduces the predictability and stability of pipeline revenues, pipelines have the ability to market and sell their capacity on a short-term basis in response to existing market demands.  As described on page 37 under “Demand”, our pipeline systems actively market their available capacity and work closely with customers, including natural gas producers and end users, to ensure our pipelines are offering attractive services and competitive rates.   In addition, as described on page 13 under “Customers and Contracting”, as existing contracts approach their expiration dates, efforts are made by management to extend and/or renew the contracts.  The ability to extend and/or renew expiring contracts and the term of new or renegotiated contracts are determined by existing market conditions as more particularly described in that section.  Consequently, we believe the risk factor on page 21 is adequate.

Mara L. Ransom
Securities and Exchange Commission
October 4, 2012

Compensation Discussion and Analysis, page 60

4.
In order for us to better understand your compensation policies and practice, please tell us how much time each of your named executive officers devoted to your business during the 2011 fiscal year.  We may have further comments after we review your response.

Response:
During fiscal 2011, Mr. Becker devoted approximately 40% of his time to Partnership business, Mr. Kampel devoted approximately 50%, Ms. Ryan-Robinson devoted approximately 13%, Mr. Jacobucci devoted approximately 27%, Mr. Ofremchuk devoted approximately 45% and Ms. Amundson devoted approximately 40%.

* * *

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 403-920-7178 or Annie Belecki, the Secretary of TC PipeLines GP, Inc., at 403-920-5415, if you have any questions or require additional information concerning the foregoing.

Yours truly,

/s/ Steve Becker
Steve Becker
President
TC PipeLines GP, Inc.

cc:     Sandra Ryan-Robinson, Principal Financial Officer, TC PipeLines GP, Inc.
Stuart Kampel, Vice-President and General Manager, TC PipeLines GP, Inc.
Annie Belecki, Secretary, TC PipeLines GP, Inc.